Exhibit 99.3

Shengfeng Development Limited Announces First Half of Fiscal Year 2024 Unaudited Financial Results

Revenue Up 22.8% Year Over Year, Driven by Expansion of Customer Relationships

Fuzhou, China — September 4, 2024 — Shengfeng Development Limited (“Shengfeng” or the “Company”) (NASDAQ: SFWL), a contract logistics company in China providing customers with integrated logistics solutions, today announced its unaudited financial results for the six months ended June 30, 2024.

Financial Highlights for the First Half of 2024:

●	Total Revenue: Increased by approximately 22.8% to $227.1 million, compared to $185.0 million for the same period in 2023. This growth was primarily driven by the expansion of services with new clients, particularly in the new energy sector. The Company saw significant growth due to increased demand within this sector, reflecting deepened partnerships and expanded service offerings.

●	Gross Profit: Decreased by approximately 7.4% to $21.1 million, compared to $22.8 million in the first half of 2023. However, the Company anticipates improved margins in the second half of the year, due to enhanced operational efficiencies and a focus on higher-margin customer contracts.

●	Net Income: Decreased by 22.5% to $5.0 million, compared to $6.5 million for the same period in 2023. Earnings per share (EPS) decreased to $0.06 from $0.08 in the first half of 2023. Despite a competitive market environment and increased operational costs, the Company remains optimistic about net income growth through improved cost management strategies and sustained revenue expansion.

Cost and Expense Overview:

●	Operating Expenses: Operating expenses increased slightly by 1.5% to $14.5 million in the first half of 2024, compared to $14.3 million for the same period in 2023. Operating expenses grew at a much slower rate than sales, reflecting the Company’s disciplined approach to cost management. This modest increase reflects contrasting trends within different expense categories:

o	Selling and Marketing Expenses: Decreased by 14.2% to $2.9 million, down from $3.3 million in the first half of 2023. This reduction was primarily due to a decrease in employee-related costs as a result of workforce optimization initiatives, which streamlined operations and reduced overall expenses.

o	General and Administrative Expenses: Increased by 6.3% to $11.7 million, up from $11.0 million in the same period in 2023. This rise was driven by higher employee salaries and benefits, as well as increased professional consultancy fees. These increases were necessary to support the Company’s expanded operations and higher revenue base, necessitating additional resources and staff in the general and administrative departments.

Cash Position:

●	Cash and Cash Equivalents: As of June 30, 2024, cash and cash equivalents were $11.2 million, compared to $26.7 million as of December 31, 2023. The decrease was primarily due to investments in business expansion and increased working capital requirements to support the growth in revenue. The Company remains committed to maintaining a strong liquidity position to support ongoing operations and strategic initiatives.

Operational Highlights:

●	Transportation Services: Net revenues increased by 25.0% to $217.5 million, driven by the expansion of new customer relationships and increased demand for logistics solutions, especially in the new energy and consumer goods sectors.

●	Warehouse Storage Management Services: Revenues decreased by 11.2% to $8.3 million, reflecting a strategic shift away from low-margin services and the closure of redundant facilities.

CEO Commentary:

Mr. Yongxu Liu, Chairman and Chief Executive Officer of Shengfeng, commented, “Our robust revenue growth in the first half of 2024 reflects the deepened cooperation with our clients, particularly in the fast-moving consumer goods and new energy sectors. With notable partners like BYD Company Limited, Contemporary Amperex Technology Co. Limited, and Budweiser Brewing Company APAC Limited, we are endeavoring to enhance our service offerings and expand our presence in these dynamic industries. We remain confident in our ability to maintain our growth trajectory while enhancing operational efficiencies.”

Outlook:

Looking ahead, Shengfeng aims to sustain its growth and improve margins in the second half of 2024. The Company is committed to leveraging its extensive logistics network and innovative solutions to serve a broader range of industries and customers.

About Shengfeng Development Limited

Shengfeng Development Limited is a contract logistics company in China providing customers with integrated logistics solution services. Established in 2001, the Company has developed extensive and reliable transportation networks in China, covering 341 cities across 31 provinces, as of June 30, 2024. The Company provides integrated logistics solutions comprised of B2B freight transportation services, cloud storage services, and value-added services. The Company applies well-established management system and operation procedures to assist companies in China to increase efficiency and improve their own management systems with respect to transportation, warehousing and time management. For more information, please visit the Company’s website: http://ir.sfwl.com.cn/.

Forward-Looking Statements

This press release contains “forward-looking statements.” Forward-looking statements reflect our current view about future events. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Shengfeng Development Limited

Investor Relations Department

Email: ir@sfwl.com.cn

Shengfeng Development Limited

Samuel Xian

Phone: +86 591 8367 2798

Email: Huasen.Xian@sfwl.com.cn